UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52439

(Check One)       [X] Form 10-K   [ ] Form 10-Q

For Period Ended: August 31, 2010

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Bill the Butcher, Inc.
Full Name of Registrant

424 Queen Anne Avenue N., Suite 400
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109
City, State and Zip Code

206-612-6370
(Registrant's telephone no., including area code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or portion thereof, could not be filed within the prescribed time period.

During the fiscal year a controlling interest in the Company was acquired by a new investor who is now its sole director and executive officer.  Subsequent to that transaction, the Company acquired and had expanded an operating business and has changed accounting, financial, auditing and legal advisors.  The processes involved in preparing the Company’s first Annual Report on Form 10-K since becoming an operating company with new management has required more time to prepare an accurate and complete filing than management originally anticipated.  As a result, the Registrant has been unable to compile all pertinent information to complete the Annual Report on Form 10-K within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

J’Amy Owens  (206)–612-6370
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X] Yes [  ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to acquisition of an operating business in March 2010, the Company had no operations.  The Company reported a net loss for the nine months ended May 31, 2010 in its May 31, 2010 Quarterly Report on Form 10-Q.  Results of operations for the fiscal year will also report a net loss.

Bill the Butcher, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 29, 2010                                   By:   /s/ J’Amy Owens
Name: J’Amy Owens
Its: Chief Executive Officer